UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2024

Commission File Number: 001-40850

Exscientia plc

(Translation of registrant’s name into English)

The Schrödinger Building

Oxford Science Park

Oxford OX4 4GE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE

Irrevocable Undertaking by Evotec

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K on August 8, 2024 (the “Prior 6-K”), Exscientia plc (“Exscientia”), entered into a transaction agreement dated August 8, 2024 (the “Transaction Agreement”) with Recursion Pharmaceuticals, Inc., a Delaware corporation (“Recursion”), pursuant to which, subject to the terms and conditions set forth therein, including the requisite approval of each of Exscientia’s shareholders and Recursion’s stockholders, Recursion will acquire the entire issued and to be issued share capital of Exscientia pursuant to a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the “Scheme of Arrangement”).

Also as disclosed in the Prior 6-K, concurrent with the execution of the Transaction Agreement, certain shareholders of Exscientia who together hold or control, in the aggregate, approximately 42% of the total outstanding share capital of Exscientia as of the date of the Transaction Agreement have entered into irrevocable undertakings (each an “Irrevocable Undertaking”) with Recursion pursuant to which each such shareholder agreed to, among other things, and subject to the terms and conditions set forth in the relevant Irrevocable Undertaking, vote (or to procure to have voted on their behalf) all of their shares in Exscientia in favor of all resolutions to approve and give effect to the Scheme of Arrangement and certain related matters.

On August 28, 2024, Evotec SE (“Evotec”), a shareholder of Exscientia that holds or controls approximately 11% of the total outstanding share capital of Exscientia as of the date of the Transaction Agreement, executed a deed of irrevocable undertaking (the “Evotec Undertaking”) pursuant to which Evotec agreed to, among other things, and subject to the terms and conditions set forth in the Evotec Undertaking, vote (or to procure to have voted on its behalf) all of the shares in Exscientia held by Evotec at the time of the relevant Exscientia shareholder meetings in favor of all resolutions to approve and give effect to the Scheme of Arrangement and certain related matters. Evotec and the shareholders of Exscientia party to the Irrevocable Undertakings entered into on August 8, 2024, collectively, hold or control, in the aggregate, approximately 53% of the total outstanding share capital of Exscientia, as of the date of the Transaction Agreement.

The foregoing description of the Evotec Undertaking does not purport to be complete and is qualified in its entirety by reference to the full text of the Evotec Undertaking which is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, and which is incorporated herein by reference.

Additional Information and Where to Find It

The proposed transaction between Exscientia and Recursion will become the subject of a joint proxy statement to be filed by Exscientia and Recursion with the U.S. Securities and Exchange Commission (the “SEC”). The joint proxy statement will provide full details of the proposed transaction and the attendant benefits and risks, including the terms and conditions of the Scheme of Arrangement and the other information required to be provided to Exscientia’s shareholders under the applicable provisions of the United Kingdom Companies Act 2006. This communication is not a substitute for the joint proxy statement or any other document that Exscientia or Recursion may file with the SEC or send to their respective security holders in connection with the proposed transaction. Security holders are urged to read the definitive joint proxy statement and all other relevant documents filed with the SEC or sent to Exscientia’s shareholders or Recursion’s stockholders as they become available because they will contain important information about the proposed transaction. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Exscientia’s Investor Relations department at investors@exscientia.ai.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT (WHICH WILL INCLUDE AN EXPLANATORY STATEMENT IN RESPECT OF THE SCHEME OF ARRANGEMENT OF EXSCIENTIA, IN ACCORDANCE WITH THE REQUIREMENTS OF THE UNITED KINGDOM COMPANIES ACT 2006) AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Participants in the Solicitation

Exscientia, Recursion, and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction.

Information about Exscientia’s directors and executive officers is available in Exscientia’s Annual Report on Form 20-F dated March 21, 2024. Information about Recursion’s directors and executive officers is available in Recursion’s proxy statement dated April 23, 2024, for its 2024 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and all other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Recursion’s securities issued in the proposed transaction are anticipated to be issued in reliance upon an available exemption from such registration requirements pursuant to Section 3(a)(10) of the Securities Act.

Forward Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed combination of Recursion and Exscientia and the outlook for Recursion’s or Exscientia’s future businesses and financial performance such as delivering better treatments to patients, faster and at a lower cost; the discovery and translation of higher quality medicines more efficiently and at a higher scale. Such forward-looking statements are based on the current beliefs of Recursion’s and Exscientia’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to obtain Recursion’s stockholder approval or Exscientia’s shareholder approval or the failure to satisfy other conditions to completion of the proposed combination, including obtaining the sanction of the High Court of Justice of England and Wales to the Scheme of Arrangement, on a timely basis or at all, and the receipt of required regulatory approvals; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Recursion and Exscientia from their respective ongoing business operations; the ability of either Recursion, Exscientia or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including cost synergies; the ability to successfully integrate Exscientia’s business with Recursion’s business, at all or in a timely manner; the outcome of any legal proceedings that may be instituted against Recursion, Exscientia or others since the announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the effect of economic, market or business conditions, including competition, regulatory approvals and commercializing drug candidates, or changes in such conditions, have on Recursion’s, Exscientia’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development or launch of technology enabled drug discovery, and commercializing drug candidates; and the risks of conducting Recursion’s and Exscientia’s business internationally.

Other important factors and information are contained in Exscientia’s most recent Annual Report on Form 20-F, including the risks summarized in the section entitled “Risk Factors,” Exscientia’s filings on Form 6-K filed May 21, 2024, and August 8, 2024, and Exscientia’s other periodic filings with the SEC, which can be accessed at http://investors.exscientia.ai, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Exscientia does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Irrevocable Undertaking by Evotec SE dated as of August 28, 2024.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXSCIENTIA PLC

By:	/s/ Ben Taylor
Name:	Ben Taylor
Title:	Chief Financial Officer

Date: August 28, 2024